Exhibit 1

April 16, 2013

Dear Fellow Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Shareholder:

Grupo México, S.A.B. de C.V. (“Grupo México”) is writing to you to urge you to take action to protect your interests as a minority shareholder of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“PAC” or the “Company”). This letter is being sent to you as the owner of Series B Shares, without par value (“Series B Shares”), and/or American Depositary Shares, each representing ten Series B Shares (evidenced by American Depositary Receipts, “ADSs”), in each case, of PAC. As set forth in more detail in Annex I hereto, Grupo México currently beneficially owns a non-controlling interest of approximately 29.6% of PAC’s total outstanding capital through its beneficial ownership of Series B Shares and ADSs.

You should be aware that Grupo México requested that a General Ordinary Shareholders’ Meeting of PAC be held by PAC on April 23, 2013 (the “April 23rd Shareholders’ Meeting”) in order to allow all of PAC’s shareholders to receive information, consider and vote on proposals put forth by Grupo México that seek to ensure that the directors and officers of PAC:

(i) remain accountable to all shareholders for their actions on behalf of the Company; and

(ii) cease to take actions that are aimed at preserving the interests of the controlling shareholder of PAC, which are in conflict with your interests.

As set forth in more detail in Annex I hereto, Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”), through its ownership of all the outstanding Series BB Shares of PAC and the special rights conferred to those shares, controls PAC. We believe that certain directors and officers of PAC have taken, and continue to take, action on behalf of PAC that serves only to entrench management and protect the conflicting interests of AMP, to the detriment of PAC and its minority shareholders.

We Urge You to Vote FOR All Proposals on the Enclosed Voting Instruction Form Today—Please Note that the ADS Voting Deadline is 5:00 p.m. E.D.T. on April 18, 2013

We hope that you will take a few minutes to review this letter, together with its Annex and the enclosed voting instruction form, to ensure that you exercise your right to vote in an informed manner that safeguards your interests as a minority shareholder of PAC.

As we outlined in our letter to you dated April 8, 2013 in connection with the annual shareholders’ meeting to be held on April 16, 2013, we strongly believe that some of PAC’s officers and incumbent directors, a majority of which have been appointed by AMP, may have engaged in improper conduct and may be subject to claims and other legal action by PAC’s shareholders (including, but not limited to, class action lawsuits) and sanctions by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). This conduct includes, among others, their defense and enforcement of bylaws that have been determined by the CNBV and twice by Mexican state courts (which decisions PAC is still appealing) to be inconsistent with applicable Mexican law, to protect the interests of the controlling shareholder of PAC that are inconsistent with your interests as a minority shareholder of PAC.

We urge you to vote FOR the proposals set forth in the enclosed voting instruction form, which were put forth by Grupo México in order to seek to:

1. Require PAC to cease to apply its bylaws that purport to (i) limit the right of shareholders, other than PAC’s controlling shareholder, AMP, to own more than 10.0% of PAC’s total outstanding capital, (ii) limit the exercise of voting rights with respect to Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital and (iii) preclude any person, other than AMP, from seeking a change of control of PAC.

2. Require certain of PAC’s directors and officers to present a report to all shareholders explaining certain actions taken by such directors and officers that may be inconsistent with applicable law and their fulfillment of their fiduciary duties, including (i) actions seeking to enforce PAC’s bylaws that may be inconsistent with applicable law, (ii) consummating a capital reduction at PAC in breach of quorum and notice requirements applicable to PAC and (iii) actions seeking to enjoin most brokerage firms in Mexico from engaging in transactions on PAC’s securities on behalf of Grupo México or its affiliates or any other person owning Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital.

3. Require PAC to (i) enable an independent representative of the minority shareholders to take any and all action necessary to determine if members of the Board of Directors, the Chief Executive Officer and other officers of the Company have engaged in wrongful acts to the detriment of PAC that may result in such directors and officers being liable to the Company and its minority shareholders, and (ii) grant powers of attorney to representatives of the minority shareholders in order to pursue any remedies in connection therewith on behalf of PAC and its minority shareholders.

4. Require PAC to appoint and empower representatives of the minority shareholders to carry out the resolutions adopted at the April 23rd Shareholders’ Meeting.

For the reasons set forth in this letter, together with its Annex, we urge you to carefully consider these matters and vote FOR all proposals on the enclosed voting instruction form.

PAC has published its notice to shareholders of the April 23rd Shareholders’ Meeting to be held at 10:30 a.m. in the Salón Tejocote A of the Hotel Hyatt Regency, located at Campos Elíseos No. 204, Ground Floor, Col. Polanco Chapultepec, Del. Miguel Hidalgo, Mexico City, D.F. 11560. PAC has set the close of business on April 8, 2013 as the record date for determining holders of Series B Shares and ADSs entitled to vote at the April 23rd Shareholders’ Meeting. In addition, the Depositary for the ADSs, Bank of New York Mellon, has set 5:00 p.m. E.D.T. on April 18, 2013 as its cut off time to process votes and/or instructions of ADS holders in connection with the April 23rd Shareholders’ Meeting. Brokers, dealers and other intermediaries may have also set cut off times even earlier than 5:00 p.m. E.D.T. on April 18, 2013

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to process votes and/or instructions of ADS holders in connection with the April 23rd Shareholders’ Meeting. Therefore, whether or not you plan to attend the April 23rd Shareholders’ Meeting in person, we urge you to vote today, by Internet or by telephone, as instructed in the enclosed voting instruction form, to make sure that your votes are counted at the April 23rd Shareholders’ Meeting.

Very truly yours,

/s/ Daniel Muñiz Quintanilla

Daniel Muñiz Quintanilla

Chief Financial Officer

Grupo México, S.A.B. de C.V.

Your Vote is Important, No Matter How Many or How Few Shares or ADSs You Own.

If you have questions about how to vote your shares or ADSs, or need additional assistance, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

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ANNEX I

APRIL 23, 2013 GENERAL ORDINARY SHAREHOLDERS’ MEETING

OF

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.

MATERIALS DELIVERED

BY

GRUPO MÉXICO, S.A.B. DE C.V.

These materials are being delivered to you because Grupo México, S.A.B. de C.V. (“Grupo México”) hopes you will take action to protect your interests as a minority shareholder of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“PAC” or the “Company”). These materials are being delivered to you as the owner of Series B Shares, without par value (“Series B Shares”), and/or American Depositary Shares, each representing ten Series B Shares (evidenced by American Depositary Receipts, “ADSs”), in each case, of PAC.

These materials are being delivered by Grupo México. As set forth in more detail in the section entitled “Background,” Grupo México currently beneficially owns approximately 29.6% of PAC’s total outstanding capital. These materials are not being delivered on behalf of PAC.

Grupo México requested that a General Ordinary Shareholders’ Meeting of PAC be held by PAC on April 23, 2013 (the “April 23rd Shareholders’ Meeting”) in order to allow all of PAC’s shareholders to receive information, consider and vote on proposals put forth by Grupo México that seek to ensure that the directors and officers of PAC:

(i) remain accountable to all shareholders for their actions on behalf of the Company; and

(ii) cease to take actions that are aimed at preserving the interests of the controlling shareholder of PAC, which are in conflict with your interests.

Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”), through its ownership of all the outstanding Series BB Shares of PAC and the special rights conferred to those shares, controls PAC. We believe that certain directors and officers of PAC have taken, and continue to take, action on behalf of PAC that serves only to entrench management and protect the conflicting interests of AMP, to the detriment of PAC and its minority shareholders.

We Urge You to Vote FOR All Proposals on the Enclosed Voting Instruction Form—Please Note that the ADS Voting Deadline is 5:00 p.m. E.D.T. on April 18, 2013

Grupo México urges you to vote FOR the proposals set forth in the enclosed voting instruction form, which were put forth by Grupo México in order to seek to:

1. Require PAC to cease to apply its bylaws that purport to (i) limit the right of shareholders, other than PAC’s controlling shareholder, AMP, to own more than 10.0% of PAC’s total outstanding capital, (ii) limit the exercise of voting rights with respect to Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital and (iii) preclude any person, other than AMP, from seeking a change of control of PAC.

2. Require certain of PAC’s directors and officers to present a report to all shareholders explaining certain actions taken by such directors and officers that may be inconsistent with applicable law and their fulfillment of their fiduciary duties, including (i) actions seeking to enforce PAC’s bylaws that may be inconsistent with applicable law, (ii) consummating a capital reduction in breach of quorum and notice requirements applicable to PAC and (iii) actions seeking to enjoin most brokerage firms in Mexico from engaging in transactions on PAC’s securities on behalf of Grupo México or its affiliates or any other person owning Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital.

3. Require PAC to (i) enable an independent representative of the minority shareholders to take any and all action necessary to determine if members of the Board of Directors, the Chief Executive Officer and other officers of the Company have engaged in wrongful acts to the detriment of PAC that may result in such directors and officers being liable to the Company and its minority shareholders, and (ii) grant powers of attorney to representatives of the minority shareholders in order to pursue any remedies in connection therewith on behalf of PAC and its minority shareholders.

4. Require PAC to appoint and empower representatives of the minority shareholders to carry out the resolutions adopted at the April 23rd Shareholders’ Meeting.

As we outlined in our letter to you dated April 8, 2013 in connection with the annual shareholders’ meeting to be held on April 16, 2013, we strongly believe that some of PAC’s officers and incumbent directors (other than the director appointed by Grupo México) may have engaged in improper conduct and may be subject to claims and other legal action by PAC’s shareholders (including, but not limited to, class action lawsuits) and sanctions by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). This conduct includes, among others, their defense and enforcement of bylaws that have been determined by the CNBV and twice by Mexican state courts (which decisions PAC is still appealing) to be inconsistent with applicable Mexican law, to protect the interests of the controlling shareholder of PAC that are inconsistent with your interests as a minority shareholder of PAC.

PAC has published its notice to shareholders of the April 23rd Shareholders’ Meeting to be held at 10:30 a.m. in the Salón Tejocote A of the Hotel Hyatt Regency, located at Campos Elíseos No. 204, Ground Floor, Col. Polanco Chapultepec, Del. Miguel Hidalgo, Mexico City, D.F. 11560. PAC has set the close of business on April 8, 2013 as the record date for determining holders of Series B Shares and ADSs entitled to vote at the April 23rd Shareholders’ Meeting. In addition, the Depositary for the ADSs, Bank of New York Mellon, has set 5:00 p.m. E.D.T. on April 18, 2013 as its cut off time to process votes and/or instructions of ADS holders in connection with the April 23rd Shareholders’ Meeting. Brokers, dealers and other intermediaries may have also set cut off times even earlier than 5:00 p.m. E.D.T. on April 18, 2013 to process votes and/or instructions of ADS holders in connection with the April 23rd Shareholders’ Meeting. Therefore, whether or not you plan to attend the April 23rd Shareholders’ Meeting in person, we urge you to vote today, by Internet or by telephone, as instructed in the enclosed voting instruction form, to make sure that your votes are counted at the April 23rd Shareholders’ Meeting.

Based on information disclosed by PAC in its Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (“SEC”) on April 15, 2013, PAC is a foreign private issuer. As such, the securities issued by PAC, including the Series B Shares and/or ADSs that you hold are not subject to, among others, section 14(a) of the Securities Exchange Act of 1934, as amended.

THESE MATERIALS DO NOT CONSTITUTE A “PROXY STATEMENT” AND WE ARE NOT SOLICITING THAT YOU GRANT US A PROXY TO VOTE YOUR SERIES B SHARES OR ADSs AT THE APRIL 23RD SHAREHOLDERS’ MEETING. YOU MUST VOTE YOUR ADSs BY FOLLOWING THE INSTRUCTIONS FOR INTERNET OR TELEPHONE VOTE SET FORTH ON THE ENCLOSED VOTING INSTRUCTION FORM TODAY TO MAKE SURE THAT YOUR VOTE IS COUNTED AT THE APRIL 23RD SHAREHOLDERS’ MEETING.

The information concerning the Company contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. We have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify any such information and statements.

These materials are dated April 16, 2013. You should not assume that the information contained herein is accurate as of any date other than such date, and the mailing of these materials to shareholders shall not create any implication to the contrary.

You may obtain a free copy of these materials and other relevant documents by calling Innisfree M&A Incorporated at the phone numbers indicated below. Please refer to the Company’s website and Form 20-F for the year ended December 31, 2012, filed with the SEC on April 15, 2013, for certain additional information and disclosure required to be made by the Company in connection with the April 23rd Shareholders’ Meeting in accordance with applicable law.

If you have questions regarding these materials, please contact Innisfree M&A Incorporated at the phone numbers indicated below.

Additional information regarding Grupo México can be found at www.gmexico.com.mx. Additional information regarding our interest in PAC can be found at www.sec.gov.

/s/ Daniel Muñiz Quintanilla

Daniel Muñiz Quintanilla

Chief Financial Officer

Grupo México, S.A.B. de C.V.

Your Vote is Important, No Matter How Many or How Few Shares or ADSs You Own.

If you have questions about how to vote your shares or ADSs, or need additional assistance, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

TABLE OF CONTENTS

REASONS TO VOTE FOR PROPOSAL 1	A-6
REASONS TO VOTE FOR PROPOSAL 2	A-10
REASONS TO VOTE FOR PROPOSAL 3	A-13
REASONS TO VOTE FOR PROPOSAL 4	A-15
QUESTIONS AND ANSWERS RELATING TO THE APRIL 23RD SHAREHOLDERS’ MEETING AND PROPOSALS 1-4	A-16
BACKGROUND	A-19
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	A-22

REASONS TO VOTE FOR PROPOSAL 1

Proposal 1 on the enclosed voting instruction form seeks to require PAC to cease to apply the bylaws of PAC that may be contrary to the Mexican Securities Law or Ley del Mercado de Valores enacted on December 30, 2005, as amended (the “LMV”). Such bylaws include those that purport to (i) limit the right of shareholders, other than PAC’s controlling shareholder, AMP, to own more than 10.0% of PAC’s total outstanding capital, (ii) limit the exercise of voting rights with respect to Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital and (iii) preclude any person, other than AMP, from seeking a change of control of PAC (the “Anti-Takeover Bylaws”).

We Urge You to Vote FOR Proposal 1 on the Enclosed Voting Instruction Form

Anti-Takeover Bylaws

The following bylaws of GAP (pertinent excerpt translated below for your convenience) contain provisions that we believe are inconsistent with applicable law:

Article 10. Shareholder Participation Limits. The interest of any person in the share capital of the Company will be subject to the following restrictions …:

1. Holders of Series B Shares, individually or together with Related Persons, shall not have an interest greater than 10% of the total outstanding capital of the Company, unless such limits are amended in accordance with Article 12 or as provided by Article 14, of these bylaws….

Article 12. Amendment to the Participation Limits. Any amendment to Articles 7, 10, 11 and 12 of these bylaws as they relate to shareholder participation limits and the share distribution established in Article 6, will require the affirmative vote of shares representing 85% of the total outstanding capital.

If a person, individually or together with Related Persons, acquires a percentage of shares greater than the participation limits established in Article 10, such person or group of persons will be obligated to sell the excess over the permitted amount through a public offering of shares in accordance with then current applicable law. Until the sale is made, the excess shares will not have the right to vote and cannot be represented in a shareholders’ meeting.

Any amendment to the obligation to carry out the public offering mentioned in the prior paragraph will require the affirmative vote of shares representing at least 95% of the outstanding capital stock.

Mexican Securities Law

The LMV provides in Article 48 that the bylaws of a Mexican sociedad anónima bursátil de capital variable or S.A.B., like PAC, must not (i) preclude a change of control of such company or (ii) interfere with the mandatory tender offer rules contained in the LMV. The mandatory tender offer rules provide that (i) any intended acquisition of securities of a public company that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock, and (ii) any acquisition of securities of a public company that is intended to result in obtaining voting control, requires the buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock, unless otherwise permitted by the CNBV. Further, the LMV provides in Article 392 that publicly traded companies that include provisions in their bylaws intended to (i) preclude a change of control of such company or (ii) interfere with the mandatory tender offer rules contained in the LMV, are subject to administrative fines.

The Anti-Takeover Bylaws in fact completely preclude a change of control of PAC. By completely precluding a change-of-control transaction over PAC through the acquisition of Series B Shares and/or ADSs of PAC, the Anti-Takeover Bylaws also preclude minority shareholders of PAC from considering, and, at their discretion, participating in any proposed change-of-control transaction through a mandatory tender offer or OPA, reserving that right solely to the holders of Series BB Shares. In enforcing the Anti-Takeover Bylaws, the directors and officers of PAC, a majority of which have been appointed by AMP, PAC’s controlling shareholder, are taking action on behalf of PAC that pursues the interest of PAC’s controlling shareholder, AMP, in preserving an illegal entrenchment in the control of PAC. These actions conflict with the interests of the Company as a whole and all of its minority shareholders as they significantly limit the opportunities to maximize shareholder value and consider directly and independently any proposed change-of-control transaction involving PAC.

In addition, the conflicted directors and officers have taken other actions at the expense of PAC and therefore at the expense of PAC’s minority shareholders, to further entrench AMP and the controlling group, including by seeking to impede the approval by the CNBV of a mandatory tender offer announced by Grupo México in 2011.

We believe PAC’s enforcement of the Anti-Takeover Bylaws is against the interests of the Company and its minority shareholders, and, instead, serves only to entrench management and protect the conflicting interests of AMP, PAC’s controlling shareholder, and its representatives on PAC’s Board of Directors and management.

History

AMP owns all the outstanding Series BB Shares (the “Series BB Shares”) of PAC. The Series BB Shares are different than the Series B Shares that are held by you directly or through your ADSs. The Series BB Shares are not listed on any stock exchange and are not registered with the SEC or the CNBV. At the time of the privatization process of PAC, the Series BB

Shares were given certain rights in PAC’s bylaws which result in holders of the Series BB Shares controlling PAC through the ownership of securities that represent no more than 15.0% of the total outstanding capital of PAC. The special rights of the Series BB shareholders include a right to appoint a majority of the Board of Directors of PAC, the Chief Executive Officer and Chief Financial Officer of PAC, and a series of veto rights with respect to the management of the business of PAC. The Anti-Takeover Bylaws protect AMP from any other holder of securities having a larger economic stake in the Company than holders of Series BB Shares.

On December 30, 2005, with the enactment of the LMV, Mexican applicable law changed to protect the transparency of the capital markets and the rights of public shareholders. The LMV provides in Article 48 that the bylaws of a Mexican sociedad anónima bursátil de capital variable or S.A.B., like PAC, must not (i) preclude a change of control of such company or (ii) interfere with the mandatory tender offer rules contained in the LMV. The mandatory tender offer rules provide that (i) any intended acquisition of securities of a public company that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock, and (ii) any acquisition of securities of a public company that is intended to result in obtaining voting control, requires the buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock, unless otherwise permitted by the CNBV. The LMV is currently in full force and effect.

The Anti-Takeover Bylaws achieve the illegal effect of (y) preventing a change of control in PAC and (z) interfering with the mandatory tender offer rules contained in the LMV, which require that (i) any intended acquisition of securities of a public company that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock, and (ii) any acquisition of securities of a public company that is intended to result in obtaining voting control, requires the buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock, unless otherwise permitted by the CNBV. Thus, we believe PAC’s bylaws are illegal. The actions of PAC through its officers and directors, a majority of which have been appointed by AMP, including their attempt to enforce these bylaws, protect the interests of AMP and are inconsistent with the interests of the minority shareholders. There is an inherent conflict of interest underlying these actions which seek to preserve controlling shareholder entrenchment while limiting the rights of minority shareholders.

Consistent with applicable law, on April 20, 2010, the CNBV issued an official communication to PAC determining that the Anti-Takeover Bylaws do not comply with the LMV.

Grupo México has commenced various legal proceedings in Mexico seeking, among other things, that the competent Mexican courts determine that the Anti-Takeover Bylaws are null and void under applicable Mexican law. On February 22, 2013, a Mexican appellate court issued a decision confirming the determination by the state civil court of Mexico City that the Anti-

Takeover Bylaws are null and void because they are inconsistent with applicable Mexican law, including the LMV. PAC issued a press release on March 20, 2013 stating that it filed an appeal challenging the decision of the appellate court and as a result, PAC’s management stated that they would continue to enforce the share ownership limitations contained in PAC’s bylaws. PAC issued another press release on April 11, 2013 stating that as a result of its appeal challenging the decision of the appellate court, the application and enforcement of such decisions have been suspended until the appeal is decided.

We believe that all actions seeking to apply and enforce the Anti-Takeover Bylaws have been taken to protect the interests of an entrenched controlling shareholder, which conflict with the interests of the non-affiliated shareholders of PAC.

A vote FOR Proposal 1:

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Lets the PAC Board of Directors and management know that you want directors and officers who will act in the best interests of all PAC shareholders and will be accountable for their actions and duties.

•	Lets PAC know that you expect the directors and officers of a publicly traded company to comply with applicable capital markets laws.

•

Would allow you to consider directly and independently from the controlling shareholders of PAC, if and when available, any proposal by a third party in connection with a potential change of control of PAC and participate in any economic benefit resulting from any such transaction.

•	Would allow you and any other person to decide if and when you may be interested in holding any number of publicly traded securities of PAC in accordance with applicable law.

•	Lets PAC know that its shareholders want an environment of good corporate governance.

REASONS TO VOTE FOR PROPOSAL 2

Proposal 2 on the enclosed voting instruction form would require PAC to enable the appropriate means for a detailed review of the potential liability incurred by certain of PAC’s directors and officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, in connection with certain actions taken by such directors and officers that may be inconsistent with applicable law. Grupo México will seek to require certain of PAC’s directors and officers to present a report to all shareholders explaining certain actions taken by such directors and officers that may be inconsistent with applicable law and their fiduciary duties to PAC and its shareholders, including (i) actions seeking to enforce PAC’s bylaws that may be inconsistent with applicable law, (ii) consummating a capital reduction in breach of quorum and notice requirements applicable to PAC and (iii) actions seeking to enjoin most brokerage firms in Mexico from engaging in transactions on PAC’s securities on behalf of Grupo México or its affiliates or any other person owning Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital.

We Urge You to Vote FOR Proposal 2 on the Enclosed Voting Instruction Form

Grupo México believes that PAC’s Board of Directors and officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, should remain accountable to all shareholders of PAC for their actions, and as such they should provide adequate information regarding actions taken on matters on which they may have a conflict of interest due to their relationship with AMP, PAC’s controlling shareholder. We believe all shareholders should be in a position to make informed decisions regarding the appropriateness or not of any such actions by conflicted directors and officers. Among other things, we will request that certain directors and officers of the Company deliver to all of PAC’s shareholders a report:

•	identifying all actions (and the related costs and expenses borne by PAC) undertaken to enforce the Anti-Takeover Bylaws, including, among others:

o	litigation in Mexican state and federal courts;

o	actions seeking to preclude the approval by the CNBV of a mandatory tender offer required under applicable Mexican law; and

o	actions seeking to enjoin most Mexican brokerage firms from buying PAC shares on behalf of Grupo México or its affiliates or any other person owning Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital; and

•

identifying all actions (and the related costs and expenses borne by PAC) undertaken in connection with a capital reduction that Grupo México believes was approved in breach of quorum and notice requirements applicable to PAC.

Defense of the Anti-Takeover Bylaws

As outlined in the section entitled “Reasons to Vote For Proposal 1,” Grupo México believes that certain of PAC’s bylaws are inconsistent with applicable Mexican law, and that some of PAC’s officers and incumbent directors, a majority of which have been appointed by AMP, may have engaged in improper conduct and under a conflict of interest in seeking to apply and enforce such bylaws and therefore may be subject to claims and other legal action by PAC’s shareholders (including, but not limited to, class action lawsuits) and sanctions by the CNBV.

In order for PAC’s shareholders to assess this potential liability, we will require that certain of PAC’s directors and officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, prepare a detailed report identifying all actions (and the related costs and expenses borne by PAC) they have undertaken individually or on behalf of PAC to apply and enforce the Anti-Takeover Bylaws.

Capital Reduction

Article 42 of PAC’s bylaws requires that 75.0% of PAC’s total outstanding capital be present at extraordinary or special shareholders’ meetings in order for a valid quorum to exist. Notwithstanding this quorum requirement in PAC’s bylaws, at a PAC extraordinary shareholders’ meeting held on September 25, 2012, where only 62.9% of PAC’s total outstanding capital was present, PAC approved a capital reduction in an amount up to Mexican pesos $870,000,000. Also, Article 9 of the Mexican General Corporations Law or Ley General de Sociedades Mercantiles requires several mandatory public notices in advance of the consummation of a capital reduction, which PAC failed to comply with.

On October 2, 2012, at our request, a Mexican court declared that the capital reduction was invalid due to, among other things, a lack of quorum at the September 25, 2012 extraordinary shareholders’ meeting. Notwithstanding that a court had ruled that such capital reduction was invalid, PAC executed the capital reduction. To date, the only shareholder that has received any proceeds in connection with the capital reduction is AMP (PAC’s controlling shareholder).

A vote FOR Proposal 2:

•	Lets PAC know that you expect to be provided adequate information regarding any potential conflict of interest of directors and officers of PAC.

•

Lets PAC know that you expect to be provided adequate information supporting each proposal that they submit for your vote with sufficient time to consider any such proposal and be in a position to make an informed decision and better understand the impact of their actions on your investment.

•	Lets the PAC Board of Directors and management know that you want directors and officers who will be accountable for their actions and duties.

•	Allows you to get adequate information in order to take informed decisions as to the appropriateness of the conduct of the directors and officers of PAC.

•	Lets PAC know that its shareholders want an environment of good corporate governance and transparency.

REASONS TO VOTE FOR PROPOSAL 3

Proposal 3 on the enclosed voting instruction form requires that PAC enable a meaningful process to determine and pursue any remedies available under applicable law against any directors and officers of PAC who may be liable in connection with action they have taken on behalf of PAC which may be inconsistent with applicable law and their fiduciary duties. Grupo México will seek to require PAC to (i) enable the appointment of an independent representative of the minority shareholders to take any and all action necessary to determine if members of the Board of Directors, the Chief Executive Officer and other officers of the Company have engaged in wrongful acts to the detriment of PAC that may result in such directors and officers being liable to the Company and its minority shareholders, and (ii) grant powers of attorney to representatives of the minority shareholders in order to pursue any remedies in connection therewith on behalf of PAC and its minority shareholders.

We Urge You to Vote FOR Proposal 3 on the Enclosed Voting Instruction Form

As outlined in the sections entitled “Reasons to Vote For Proposal 1” and “Reasons to Vote for Proposal 2,” Grupo México believes that certain actions taken by certain of PAC’s directors and officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, may be subject to claims and other legal action by PAC’s shareholders (including, but not limited to, class action lawsuits) and sanctions by the CNBV. In order for PAC’s shareholders to assess the scope of this potential liability, we believe that an independent representative of PAC’s shareholders should be appointed to undertake an investigation regarding certain actions taken by PAC, its directors and its officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, that may be the basis of liability for breach of duties by such persons.

PAC should allow the investigation to consider, among other things, the report to be prepared by PAC’s directors and officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, as a result of the approval of Proposal 2 above and should provide sufficient authority to the unaffiliated person conducting such investigation and grant such person reasonable access to all relevant books and records of the Company.

We may propose one or more nominees to conduct the investigation referred to in these materials for the consideration of the shareholders on or before the April 23rd Shareholders’ Meeting and would welcome any suggestions from any unaffiliated shareholder to that effect.

A vote FOR Proposal 3:

•

Allows a disinterested third party selected by the shareholders to take an independent view of the appropriateness or not of the actions of the directors and officers of PAC, without undue influence or pressure from the controlling shareholder.

•

Allows all shareholders of PAC to consider the serious question of director and officer liability at the appropriate time and on the basis of adequate information and pursue, independently from the controlling shareholder of PAC, any remedies available in connection therewith under applicable law.

•	Lets PAC know that its shareholders want an environment of good corporate governance and transparency.

REASONS TO VOTE FOR PROPOSAL 4

Proposal 4 on the enclosed voting instruction form approves the appointment of a representative of PAC’s shareholders to give effect to the actions contemplated by the resolutions adopted in connection with Proposals 1, 2 and 3, as described above.

We Urge You to Vote FOR Proposal 4 on the Enclosed Voting Instruction Form

Grupo México believes that it is customary under Mexican applicable law and corporate practice for shareholders to appoint a shareholder representative to give effect to the actions contemplated by the resolutions adopted at a shareholders’ meeting and believes that, given (i) the nature and scope of the resolutions that may be adopted at the April 23rd Shareholders’ Meeting, and (ii) the potential conflict of interest of certain directors and officers of PAC with respect to the matters contained in such resolutions, the shareholders should ensure that an independent person is empowered to give effect to the decisions of the shareholders.

We may propose one or more nominees to be appointed on or before the April 23rd Shareholders’ Meeting

QUESTIONS AND ANSWERS RELATING TO THE APRIL 23RD SHAREHOLDERS’ MEETING AND PROPOSALS 1-4

The following are some of the questions you may have as a holder of shares and ADS of PAC relating to the April 23rd Shareholders’ Meeting and Proposals 1-4, as well as the answers to those questions.

Who is delivering these materials?

These materials are being delivered by Grupo México. These materials are not being delivered on behalf of PAC.

Grupo México is a public stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under Mexican law. We are a controlling company of (i) Americas Mining Corporation, a controlling North American company which owns approximately 80.0% of Southern Copper Corporation, a company that focuses on the mining operations of our group in Mexico and Peru, and 100.0% of Asarco LLC, a company that focuses on the mining operations of our group in the U.S.; (ii) Infraestructura y Transportes México, S.A. de C.V., a company that focuses on the rail and intermodal transport operations of our group; and (iii) México Proyectos y Desarrollos, S.A. de C.V., a company that focuses on the construction operations of our group.

Grupo México currently beneficially owns a non-controlling interest of approximately 29.6% of PAC’s total outstanding capital through its beneficial ownership of Series B Shares and ADSs.

For additional information regarding Grupo México, please see the section entitled “Background.” You can also find additional information regarding Grupo México at www.gmexico.com.mx.

How are we recommending that you vote?

We are recommending that you vote FOR each of Proposals 1-4.

Please see each of the sections above that begin with “Reasons to Vote For Proposal” for a more complete description of the proposals and our recommendations.

Can we vote your shares or ADSs on your behalf?

No, we cannot vote your shares or ADSs on your behalf. We are NOT soliciting a proxy to vote on your behalf. This is not a “Proxy Statement.” We are simply recommending that you vote directly FOR Proposals 1-4.

Based on information disclosed by PAC in its Form 20-F for the year ended December 31, 2012, filed with the SEC on April 15, 2013, PAC is a foreign private issuer. As such, the securities issued by PAC, including the Series B Shares and or ADSs that you hold, are not subject to, among others, section 14(a) of the Securities Exchange Act of 1934, as amended. The April 16th Shareholders’ Meeting and voting therein, including the validity of proxies or powers of attorneys and validity of the vote, are subject to Mexican law.

You need to vote your ADSs by following the instructions set forth on the enclosed voting instruction form. To ensure that your vote is counted at the April 23rd Shareholders’ Meeting, you need to follow the instructions to vote by Internet or by telephone today.

Why are we recommending to you how to vote?

We strongly believe that some of PAC’s officers and incumbent directors, a majority of which have been appointed by AMP, may have engaged in improper conduct and may be subject to claims and other legal action by PAC’s shareholders (including, but not limited to, class action lawsuits) and sanctions by the CNBV. This conduct includes, among others, their defense and enforcement of bylaws that have been determined by the CNBV and twice by Mexican state courts (which decisions PAC is still appealing) to be inconsistent with applicable Mexican law, to protect the interests of the controlling shareholder of PAC that are inconsistent with your interests as a minority shareholder of PAC. Accordingly, we believe that PAC’s incumbent directors and officers should immediately cease enforcing such bylaws.

We also believe that in order for PAC’s shareholders to assess this potential liability, certain of PAC’s directors and officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, should prepare a detailed report identifying all actions (and the related costs and expenses borne by PAC) they have undertaken individually or on behalf of PAC to apply and enforce the Anti-Takeover Bylaws.

We also believe that an independent representative of PAC’s shareholders should be appointed to undertake an investigation regarding certain actions taken by PAC, its directors and its officers, including Mr. Bosque Mohíno, the Chief Executive Officer of PAC, that may be the basis of liability for breach of duties by such persons.

When and where will the April 23rd Shareholders’ Meeting be held?

PAC has scheduled the April 23rd Shareholders’ Meeting to be held at 10:30 a.m. on April 23, 2013 in the Salón Tejocote A of the Hotel Hyatt Regency, located at Campos Elíseos No. 204, Ground Floor, Col. Polanco Chapultepec, Del. Miguel Hidalgo, Mexico City, D.F. 11560. However, regardless of whether you are planning to attend the April 23rd Shareholders’ Meeting in person, we are urging you to vote your ADSs today by following the instructions set forth on the enclosed voting instruction form.

Until what date can I vote?

PAC has published its notice to shareholders of the April 23rd Shareholders’ Meeting to be held at 10:30 a.m. in the Salón Tejocote A of the Hotel Hyatt Regency, located at Campos Elíseos No. 204, Ground Floor, Col. Polanco Chapultepec, Del. Miguel Hidalgo, Mexico City, D.F. 11560. PAC has set the close of business on April 8, 2013 as the record date for determining holders of Series B Shares and ADSs entitled to vote at the April 23rd Shareholders’ Meeting. In addition, the Depositary for the ADSs, Bank of New York Mellon, has set 5:00 p.m. E.D.T. on April 18, 2013 as its cut off time to process votes and/or instructions of ADS holders in connection with the April 23rd Shareholders’ Meeting. Brokers, dealers and other intermediaries may have also set cut off times even earlier than 5:00 p.m. E.D.T. on April 18, 2013 to process votes and/or instructions of ADS holders in connection with the April 23rd

Shareholders’ Meeting. Therefore, whether or not you plan to attend the April 23rd Shareholders’ Meeting in person, we urge you to vote today, by Internet or by telephone, as instructed in the enclosed voting instruction form, to make sure that your votes are counted at the April 23rd Shareholders’ Meeting.

Where can I find more information about PAC and the April 23rd Shareholders’ Meeting?

You can find information made available by PAC at www.aeropuertosgap.com.mx. We have not had access to the books and records of the Company, were not involved in the preparation of such information and are not in a position to verify any such information.

Who should I call if I have any questions about these materials or our recommendation?

If you have questions regarding these materials, please contact Innisfree M&A Incorporated at (888) 750-5834.

BACKGROUND

Following is certain information regarding us and our relationship with PAC that we believe you should take into account in considering these materials and your vote in connection with the April 23rd Shareholders’ Meeting.

Grupo México is a public stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under Mexican law. We are a controlling company of (i) Americas Mining Corporation, a controlling North American company which owns approximately 80.0% of Southern Copper Corporation, a company that focuses on the mining operations of our group in Mexico and Peru, and 100.0% of Asarco LLC, a company that focuses on the mining operations of our group in the U.S.; (ii) Infraestructura y Transportes México, S.A. de C.V., a company that focuses on the rail and intermodal transport operations of our group; and (iii) México Proyectos y Desarrollos, S.A. de C.V., a company that focuses on the construction operations of our group. Additional information regarding Grupo México can be found at www.gmexico.com.mx.

We currently beneficially own approximately 29.6% of PAC’s total outstanding capital as a result of open-market purchases of Series B Shares and ADSs by us and Infraestructura y Transportes México, S.A. de C.V., our 75.0%-owned subsidiary. More detailed information about our interest in PAC can be found at www.sec.gov.

On July 9, 2010, we delivered a letter to PAC exercising our right to appoint a director to PAC’s Board of Directors and requesting that, in accordance with PAC’s bylaws, the Nominations and Compensation Committee of PAC’s Board of Directors submit such nominee’s name for election by all holders of Series B Shares to each of the Audit Committee and the Nominations and Compensation Committee of PAC’s Board of Directors. In the July 9, 2010 letter, we also expressed our view that the then current nominee for President of PAC’s Board of Directors submitted by PAC lacked the appropriate experience for such position and had a conflict of interest as a result of his relationship with AMP (the controlling shareholder of PAC). As a result, we requested that any other eligible independent director be nominated to serve as President of PAC’s Board of Directors. While our nominee, Mr. Eduardo J. Gallástegui Armella, was subsequently appointed to and continues to serve on the Board of Directors of PAC, PAC ignored our request that any other eligible independent director be nominated to serve as President of the Board of Directors of PAC.

Notwithstanding an April 20, 2010 official communication issued by the CNBV determining that, among others, the share ownership limitations in PAC’s bylaws do not comply with the LMV, on July 22, 2010, PAC demanded that we dispose of some of our Series B Shares and/or ADSs in order to reduce our beneficial ownership in PAC to 10.0% of PAC’s total outstanding capital. We did not dispose of any such securities because we believe that the share ownership limitations in PAC’s bylaws are inconsistent with applicable Mexican law. In response to PAC’s actions, we commenced various legal proceedings with courts of competent jurisdiction in Mexico seeking, among other things, that such courts determine that the limitations on owning and voting more than 10.0% of PAC’s total outstanding capital contained in PAC’s bylaws are null and void under applicable Mexican law. On September 30, 2011, a Mexican court declared that, among others, the share ownership limitations contained in PAC’s bylaws are null and void. PAC has appealed this decision. On February 22, 2013, a Mexican appellate court issued a decision confirming the determination by the state civil court of Mexico City that the share ownership limitations contained in PAC’s bylaws are null and void because they are inconsistent with applicable Mexican law, including the LMV. PAC issued a press release on March 20, 2013 stating that it had filed an appeal challenging the decision of the appellate court and as a result, PAC’s management stated that they would continue to enforce the share ownership limitations contained in PAC’s bylaws. PAC issued another press release on April 11, 2013 stating that as a result of its appeal challenging the decision of the appellate court, the application and enforcement of such decisions have been suspended until the appeal is decided.

Despite the inconsistency of PAC’s bylaws with the LMV, PAC initiated a lawsuit against most Mexican stockbrokers seeking, among other things, to prevent them from buying additional PAC shares on behalf of Grupo México or its affiliates or any other person owning Series B Shares or ADSs in excess of 10.0% of PAC’s total outstanding capital. On February 10, 2012, a Mexican court issued a decision granting PAC’s request for a prohibition on most Mexican stockbrokers from buying additional PAC shares on behalf of Grupo México or its affiliates. We appealed such decision. PAC issued a press release on April 15, 2013 stating that it has been notified that an appellate court has upheld the decision rendered by the trial court. We continue to explore available alternatives in connection therewith.

On June 13, 2011, we announced that our Board of Directors had approved the acquisition (directly or indirectly) of more than 30.0% and up to 100.0% of PAC’s total then outstanding capital, excluding treasury shares. We further announced that in connection with such transaction, we would be required to launch a mandatory tender offer for up to 100.0% of the Series B Shares and ADSs currently outstanding, in accordance with Mexican securities laws and any other applicable laws. In June 2011, we applied for CNBV authorization of an OPA. However, PAC and related parties filed certain claims in Mexico and obtained a suspension of the issuance of such authorization by the CNBV. On March 29, 2012, we announced that we had withdrawn our application for CNBV authorization of the OPA we had announced on June 13, 2011.

On April 8, 2013, Grupo México delivered a letter to certain holders of ADSs and Series B Shares (the “April 8th Shareholder Letter”), asking them to vote against a proposal included in PAC’s agenda for its annual shareholders’ meeting to be held on April 16, 2013. The April 8th Shareholder Letter requests that PAC shareholders vote “against” a proposal by PAC to (i) ratify all actions taken by the directors and officers of PAC, including Mr. Bosque Mohíno, the Chief Executive Officer, during the fiscal year ending on December 31, 2012, and (ii) release such directors and officers from any liability in connection with such actions. The April 8th Shareholder Letter also states that Grupo México has requested that two Grupo México nominees be appointed to the Board of Directors of PAC based on (i) Grupo México’s belief that shareholders of a Mexican sociedad anónima bursátil de capital variable or S.A.B. holding more than 10.0% of the total outstanding capital of such a company have the right to appoint a director for each 10.0% of the total outstanding capital of such a company that they own, and (ii) Grupo México’s beneficial ownership of more than 20.0% of PAC’s total outstanding capital. To date, PAC has only permitted Grupo México to appoint one director to PAC’s Board of Directors.

We continue to explore the possibility of additional investments in securities issued by PAC, in accordance with applicable laws in Mexico and the U.S., but have not made any determination at this time regarding the number of PAC securities that we might seek to acquire in any such transaction, the form of any such transaction or the timing thereof. We may from time to time acquire, purchase or sell PAC securities on the Mexican Stock Exchange or New York Stock Exchange, in the open market, in privately negotiated transactions, or otherwise or propose changes in the Board of Directors of PAC, as we may determine at any such time based upon our evaluation of PAC’s businesses and prospects, price levels of PAC securities, conditions in the securities and financing markets and in PAC’s industry and the economy in general, regulatory developments affecting PAC and its industry and other factors deemed relevant. In addition, we may from time to time have discussions with PAC’s management, directors and other shareholders and third parties regarding our investment in, and the business and strategy of, PAC.

We have not commenced any tender offer or OPA for any Series B Shares or ADSs. This is not an offer to purchase your Series B Shares or ADSs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in these materials are “forward-looking statements” and are prospective. These statements may be identified by their use of forward-looking terminology such as the words “expects”, “projects”, “believes”, “anticipates”, “intends” or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations in these materials include, among others, certain of the risk factors as set forth in PAC’s Form 20-F for the year ended December 31, 2012, filed with the SEC on April 15, 2013. Such forward-looking statements should therefore be construed in light of such factors, and we are under no obligation and expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.